UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36501

THE MICHAELS COMPANIES, INC.

(Exact name of registrant as specified in its charter)

3939 West John Carpenter Freeway

Irving, Texas 75063

(972) 409-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective April 15, 2021, Magic MergeCo, Inc., a wholly owned direct subsidiary of Magic AcquireCo, Inc., was merged with and into The Michaels Companies, Inc., with The Michaels Companies, Inc. continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized person.

THE MICHAELS COMPANIES, INC.

Date: April 26, 2021	By:	/s/ Ashley Buchanan
Name: Ashley Buchanan
Title: Chief Executive Officer